Exhibit 99.1

Alcon Signs Contract with LCA-Vision for 75 ALLEGRETTO WAVE® Excimer Lasers
LASIK chain standardizes with high-end technology based on study results.

HUENENBERG, Switzerland – March 10, 2009 – Alcon, Inc. (NYSE: ACL) announced today that its affiliate Alcon Laboratories, Inc. has signed a five year contract with LCA-Vision, Inc. (NASDAQ: LCAV). Under the contract, LCA will place ALLEGRETTO WAVE® Eye-Q 400Hz excimer lasers in all of the company’s 75 LasikPlus® vision surgery centers by the end of the third quarter of 2009. The contract comes as part of a decision by LCA to standardize its laser surgery technology on two laser platforms based on the results of a clinical study.
“LasikPlus® recently completed a contralateral, prospective, randomized study measuring surgical outcomes on a variety of excimer lasers, including the most recently FDA-approved laser, the ALLEGRETTO WAVE® Eye-Q,” said Steven C. Straus, chief executive officer of LCA-Vision. “The ALLEGRETTO WAVE® Eye-Q excimer laser performed well on our evaluation criteria, leading to our decision to reduce our laser platforms from three to two and to expand our relationship with Alcon.”
Conducted through cooperation between members of the LCA medical advisory board and an outside research consultant, the study compared the clinical outcomes of laser eye surgery on various lasers. Results demonstrated excellent clinical outcomes on the ALLEGRETTO WAVE® Eye-Q excimer laser.
“We are excited about the positive results of this clinical trial, which led to this agreement and the opportunity it provides Alcon to expand our relationship with LCA-Vision,” said Bill Barton, U.S. area president at Alcon. “The study validates the investment we made in WaveLight and clearly demonstrates the quality outcomes achieved by the Allegretto platform.”
Alcon’s ALLEGRETTO WAVE® Eye-Q excimer laser combines proprietary wavefront-optimized PerfectPulse Technology®, precise laser control and unparalleled speed for the most advanced laser technology in LASIK surgery. Alcon acquired the U.S. rights to the technology through the acquisition of assets from WaveLight AG in February of 2008.

About ALLEGRETTO WAVE® Eye-Q

The Alcon ALLEGRETTO WAVE® Eye-Q excimer laser, engineered by WaveLight AG, combines precision technology with excellent laser energy stability, high-quality components and reliability. Built with pioneering wavefront principles, the laser’s PerfectPulse Technology® is designed to control each laser pulse from its generation to the exact point where it contacts the cornea.  The ALLEGRETTO WAVE® Eye-Q Excimer laser platform is the fastest laser in the United States at 400Hz and aims to provide optimal LASIK results.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon is the majority shareholder of WaveLight AG.   For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Holly Clark
Corporate Communications
817-551-8696
holly.clark@alconlabs.com

www.alcon.com